SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No.3)

                   Under the Securities Exchange Act of 1934


                             Repligen Corporation
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                   759916109
                                (CUSIP Number)


                   Paramount Capital Asset Management, Inc.
                        c/o Lindsay A. Rosenwald, M.D.
                              787 Seventh Avenue
                              New York, NY 10019
                                (212) 554-4300

                                with a copy to:

                             David R. Walner, Esq.
                   Paramount Capital Asset Management, Inc.
                              787 Seventh Avenue
                              New York, NY 10019
                                (212) 554-4372

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 March 4, 1996
            (Date of Event which Requires Filing of this Statement)




             If the filing person has previously filed a statement on
             Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or
             (4), check the following:
                                                               (X)

             Check the following box if a fee is being paid with this
             Statement:
                                                               (X)





      CUSIP NO. [759916109]   13D

----------------------------------------------------------------------------
      1    NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paramount Capital Asset Management, Inc.
----------------------------------------------------------------------------

      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)(X) (b)(X)
----------------------------------------------------------------------------
      3    SEC USE ONLY

----------------------------------------------------------------------------
      4    SOURCE OF FUNDS*
           OO (see Item 3 below)
----------------------------------------------------------------------------

      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                       (X)
----------------------------------------------------------------------------
      6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
----------------------------------------------------------------------------

                             7    SOLE VOTING POWER
                                  None
            NUMBER OF     --------------------------------------------------
              SHARES         8    SHARED VOTING POWER
           BENEFICIALLY           1,594,800
             OWNED BY     --------------------------------------------------
               EACH          9    SOLE DISPOSITIVE POWER
            REPORTING             None
              PERSON      --------------------------------------------------
               WITH          10   SHARED DISPOSITIVE POWER
                                  1,594,800
----------------------------------------------------------------------------
      11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,594,800
----------------------------------------------------------------------------

      12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES*
                                                                       (X)
---------------------------------------------------------------------------
      13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.2%
---------------------------------------------------------------------------

      14   TYPE OF REPORTING PERSON*
           CO
---------------------------------------------------------------------------



      CUSIP NO. [759916109] 13D
---------------------------------------------------------------------------
      1    NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Aries Domestic Fund, L.P.
---------------------------------------------------------------------------

      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)(X)  b)(X)
---------------------------------------------------------------------------
      3    SEC USE ONLY

---------------------------------------------------------------------------
      4    SOURCE OF FUNDS*
           OO (see Item 3 below)
---------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                       (X)
---------------------------------------------------------------------------
      6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------------------------------------------------------------------------

                             7    SOLE VOTING POWER
                                  None
            NUMBER OF    --------------------------------------------------
              SHARES         8    SHARED VOTING POWER
           BENEFICIALLY           505,500
             OWNED BY    --------------------------------------------------
               EACH          9    SOLE DISPOSITIVE POWER
            REPORTING             None
              PERSON     --------------------------------------------------
               WITH          10   SHARED DISPOSITIVE POWER
                                  505,500
---------------------------------------------------------------------------

      11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           505,500

---------------------------------------------------------------------------
      12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES*
                                                                       (X)
---------------------------------------------------------------------------
      13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.2%
---------------------------------------------------------------------------

      14   TYPE OF REPORTING PERSON*
           PN
---------------------------------------------------------------------------



      CUSIP NO. [759916109] 13D
---------------------------------------------------------------------------
      1    NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Aries Trust
---------------------------------------------------------------------------
      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)(X) (b)(X)

---------------------------------------------------------------------------
      3    SEC USE ONLY

---------------------------------------------------------------------------
      4    SOURCE OF FUNDS*
           OO (see Item 3 below)
---------------------------------------------------------------------------
      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                       (X)
---------------------------------------------------------------------------
      6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
---------------------------------------------------------------------------

                             7    SOLE VOTING POWER
                                  None
            NUMBER OF     -------------------------------------------------
              SHARES         8    SHARED VOTING POWER
           BENEFICIALLY           1,104,300
             OWNED BY     -------------------------------------------------
               EACH          9    SOLE DISPOSITIVE POWER
            REPORTING             None
              PERSON      -------------------------------------------------
               WITH          10   SHARED DISPOSITIVE POWER
                                  1,104,300
---------------------------------------------------------------------------

      11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,104,300
---------------------------------------------------------------------------
      12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES*
                                                                       (X)
---------------------------------------------------------------------------
      13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.0%
---------------------------------------------------------------------------
      14   TYPE OF REPORTING PERSON*
           OO (see Item 2)
---------------------------------------------------------------------------




      CUSIP NO. [759916109] 13D
---------------------------------------------------------------------------
      1    NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lindsay A. Rosenwald, M.D.
---------------------------------------------------------------------------
      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)(X)  (b)(X)

---------------------------------------------------------------------------
      3    SEC USE ONLY

---------------------------------------------------------------------------
      4    SOURCE OF FUNDS*
           OO (see Item 3 below)
---------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                       (X)
---------------------------------------------------------------------------
      6    CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------------------------------------------------------------------------

                             7    SOLE VOTING POWER
                                  None
            NUMBER OF     -------------------------------------------------
              SHARES         8    SHARED VOTING POWER
           BENEFICIALLY           1,594,800
             OWNED BY     -------------------------------------------------
               EACH          9    SOLE DISPOSITIVE POWER
            REPORTING             None
              PERSON      -------------------------------------------------
               WITH          10   SHARED DISPOSITIVE POWER
                                  1,594,800
---------------------------------------------------------------------------
      11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,594,800

---------------------------------------------------------------------------
      12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES*
                                                                       (X)
---------------------------------------------------------------------------
      13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.2%

---------------------------------------------------------------------------
      14   TYPE OF REPORTING PERSON*
           IN
---------------------------------------------------------------------------



     Item 1.   Security and Issuer.

          (a)  Common Stock, $.01 par value ("Shares")

               Repligen Corporation
               117 Fourth Avenue
               Needham, MA 02194
               617-449-9560

     Item 2.   Identity and Background.

          Names of Persons Filing:

          (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust") and Lindsay A. Rosenwald, M.D. ( Dr. Rpsenwald and collectively with Paramount Capital, Aries Domestic and Aries Truat, the "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

          (b) The business address of Paramount Capital, Aries Domestic and Dr. Rosenwald is 787 Seventh Avenue, New York, New York, 10019. The business address for Aries Trust is c/o
               MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

          (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,(1) a Subchapter S corporation incorporated in the State of Delaware. Paramount Capital is the General Partner of Aries Domestic,(2) a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Trust,(3) a Cayman Islands Trust.

          (d) The Reporting Parties and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) The Reporting Parties and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent juris diction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f)  Dr. Rosenwald is a citizen of the United States.

       ----------------------------

        1 Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

        2 Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

        3 Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.


     Item 3.   Source and Amount of Funds or Other Consideration.

               As previously reported in the original statement on Schedule 13-D (the "Original Statement") filed by the Reporting Parties on November 15, 1996, in connection with their initial acquisition of shares of the Issuer, Aries Domestic used its general funds to effect the purchase of 292,000 shares of the Issuer in various open market transactions for an approximate aggregate purchase price of $407,258 and Aries Trust used its general funds to effect its initial purchase of 658,000 shares for an approximate aggregate purchase price of $916,692. Since the date of the Original Statement, Aries Domestic used its general funds to effect the purchase of an additional 69,700 shares of the Issuer in various open market transactions for an approximate aggregate purchase price of $88,093 and the Aries Trust has used its general funds to effect the purchase of an additional 164,700 shares of the Issuer in various open market transactions for an approximate aggregate purchase price of $208,215 ( Amendment No. 1 ). Since the date of Amendment No. 1, the Aries Domestic used its general funds to effect the purchase of an additional 87,800 shares of the Issuer and the Aries Trust has used its general funds to effect the purchase of an additional 167,600 shares of the Issuer in various open market transactions ( Amendment No. 2"). Since the date of Amendment No. 2, the Aries Domestic and the Aries Trust have also used their general funds to effect certain purchases of the securities of Issuer in open market transactions including purchase occurring since the date of Amendment No. 2 as further set forth in Item 5.

     Item 4.   Purpose of Transaction.

               The Reporting Parties have acquired shares of Common Stock of the Issuer as an investment in the Issuer.

               Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

               Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Item 5.   Interest in Securities of the Issuer.

               (a) As of March 6, 1997, Dr. Rosenwald and Paramount Capital, through acquisition of the shares by the Aries Trust and Aries Domestic, beneficially owned 1,594,800 shares or 10.2% of the Issuer's securities and Aries Domestic and the Aries Trust beneficially owned as follows:

                                                      Amount Owned
                                                      ------------
                    Aries Domestic                   505,500 shares
                    Aries Trust                    1,104,300 shares

               (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

               (c) The following purchases were made by Aries Domestic in the open market since the filing of Amendment No. 2:

                    Date           No. of Shares       Purchase Price
                    ----           -------------       --------------
                    2/11/97             13,000              1.250
                    2/13/97              1,500              1.250
                    2/20/97             11,500              1.250
                    2/26/97              10,000             1.250
                    2/27/97              5,000              1.250
                    3/04/97             5,000               1.250
                    3/6/97              5,000               1.250

                    The following purchases were made by Aries Trust in the open market in the since the filing of Amendment No. 2:

                    Date           No. of Shares         Market Price
                    ----           -------------         ------------
                    2/11/97             27,000              1.250
                    2/13/97              3,500              1.250
                    2/20/97             23,500              1.250
                    2/26/97              20,000             1.250
                    2/27/97             10,000              1.250
                    3/04/97             10,000              1.250
                    3/6/97              10,000              1.250

                    Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

               (d) & (e) Not applicable.


     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

               Paramount Capital is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital. Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other party or parties, with respect to any securities of the Issuer.


     Item 7.   Material to be Filed as Exhibits:

     Exhibit A - Copy of an Agreement between Dr. Rosenwald, Paramount
                 Capital, Aries Domestic and Aries Trust to file this Statement on Schedule 13D on behalf of each of them.

     Exhibit B - List of executive officers and directors of Paramount
                 Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

     Exhibit C - List of executive officers and directors of Aries
                 Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

     Exhibit D - List of executive officers and directors of Aries
                 Trust and information called for by Items 2-6 of this statement relating to said officers and directors.



                                 SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

     Dated:    March 6, 1997
               New York, NY            By: /s/ Lindsay A. Rosenwald, M.D.
                                          Lindsay A. Rosenwald, M.D.
                                          President


                                       ARIES DOMESTIC FUND, L.P.
                                       By: Paramount Capital Asset
                                             Management, Inc.
                                           General Partner

     Dated:    March 6, 1997
               New York, NY            By: /s/ Lindsay A. Rosenwald, M.D.
                                          Lindsay A. Rosenwald, M.D.
                                          President


                                       THE ARIES TRUST
                                       By: Paramount Capital Asset
                                             Management, Inc.
                                           Investment Manager

     Dated:    March 6, 1997
               New York, NY            By: /s/ Lindsay A. Rosenwald, M.D.
                                          Lindsay A. Rosenwald, M.D.
                                          President


     Dated:    March 6, 1997
               New York, NY            By: /s/ Lindsay A. Rosenwald, M.D.
                                           Lindsay A. Rosenwald, M.D.


                                 EXHIBIT A

                                 AGREEMENT

                        JOINT FILING OF SCHEDULE 13D

               The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Repligen Corporation, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


                                      PARAMOUNT CAPITAL ASSET
                                        MANAGEMENT, INC.

     Dated:    March 6, 1997
               New York, NY            By: /s/ Lindsay A. Rosenwald. M.D.
                                          Lindsay A. Rosenwald, M.D.
                                          President


                                       ARIES DOMESTIC FUND, L.P.
                                       By: Paramount Capital Asset
                                             Management, Inc.
                                           General Partner

     Dated:    March 6, 1997
               New York, NY            By: /s/ Lindsay A. Rosenwald, M.D.
                                          Lindsay A. Rosenwald, M.D.
                                          President


                                       THE ARIES TRUST
                                       By: Paramount Capital Asset
                                             Management, Inc.
                                           Investment Manager

     Dated:    March 6, 1997
               New York, NY            By: /s/ Lindsay A. Rosenwald, M.D.
                                          Lindsay A. Rosenwald, M.D.
                                          President

     Dated:    March 6, 1997
               New York, NY            By: /s/ Lindsay A. Rosenwald, M.D.
                                           Lindsay A. Rosenwald, M.D.



                                 EXHIBIT B

          The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 44th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                                  PRINCIPAL OCCUPATION
          NAME                                       OR EMPLOYMENT

     Lindsay A. Rosenwald, M.D.           Chairman of the Board, President
                                          of Paramount Capital Asset
                                          Management, Inc., Paramount
                                          Capital Investments, LLC and
                                          Paramount Capital, Inc.

     Peter Morgan Kash                    Director of Paramount Capital
                                          Asset Management, Inc., Senior
                                          Managing Director, Paramount
                                          Capital, Inc.

     Dr. Yuichi Iwaki                     Director of Paramount Capital
                                          Asset Management, Inc.,
                                          Professor, University of
                                          Southern California School of
                                          Medicine


     Item 2.

          During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital s knowledge) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     Items 3-6.

          Please refer to Items 3-6 herein reporting the beneficial ownership.



                                 EXHIBIT C

          The name and principal occupation or employment of the General Partner of Aries Domestic, which is located at 787 Seventh Avenue, New York, New York, 10019, is as follows:

                                                  PRINCIPAL OCCUPATION
          NAME                                       OR EMPLOYMENT

     Paramount Capital Asset Management, Inc.     General Partner;
     Investment Manager

          Exhibit B is hereby incorporated by reference.

     Item 2.

          During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     Items 3-6.

          Please refer to Items 3-6 herein reporting the beneficial ownership.



                                 EXHIBIT D

          The name and principal occupation or employment, which in the case of Paramount Capital Asset Management, Inc. is located at 787 Seventh Avenue, 44th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                                  PRINCIPAL OCCUPATION
          NAME                                       OR EMPLOYMENT

     Paramount Capital Asset Management, Inc.     Investment Manager

     MeesPierson (Cayman) Limited                 Trustee
     P.O. Box 2003
     British American Centre
     Phase 3, Dr. Roy s Drive
     George Town, Grand Cayman

          Exhibit B is hereby incorporated by reference.

     Item 2.

          During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     Items 3-6.

          Please refer to Items 3-6 herein reporting the beneficial ownership.